Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founders Financial Corporation

Commission File No.: 001-15817

Set forth below is a letter with enclosure sent to employees of Founders Bank & Trust in connection with the proposed merger transaction between Old National Bancorp and Founders Financial Corporation, Founders Bank & Trust’s parent company.

*        *        *

July 28, 2014

Dear Founders Bank & Trust employee,

Today’s partnership announcement signals the alliance of two like-minded institutions that are committed to passionate, personalized client service and strong community engagement and investment.

Like Founders Bank & Trust, Old National has built its reputation on exceeding the expectations of the clients and communities it serves. And like Founders, Old National takes pride in promoting the growth and development of its associates, both personally and professionally.

Old National is committed to communicating with you openly and honestly throughout this partnership process. With this in mind, your Old National Welcome Folder contains the following key resources:

•	A Q&A to help you better understand the Old National vision and culture

•	A 2014 Old National benefits summary

•	A summary of training and development initiatives for our associates

•	An “About Old National?” info sheet that will help you understand and share the Old National story with others

•	A copy of the Old National Community & Social Responsibility Report for 2013

•	An Old National Mission, Vision and Values card

In addition, you are encouraged to visit a special Internet welcome site: www.oldnational.com/welcome. There you can view the Old National associate handbook and learn about a number of key programs and initiatives.

Please know that we will be working together over the coming weeks and months to help you navigate this transition as smoothly and effectively as possible. Our companies are alike in many ways, and we are confident that this partnership offers tremendous synergies that will strengthen all of us.

Thank you for all that you do, every day. We look forward to a very bright and successful future together.

Sincerely,

Laurie Beard	Bob Jones

President & CEO	President & CEO
Founders Financial Corporation	Old National Bancorp

Additional Information

Communications in these documents do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Founders Financial Corporation (“Founders”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

ONB and Founders and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Founders in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter and its accompanying materials contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National Bancorp (“ONB”) and Founders Financial Corporation (“Founders”). Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Founders’ businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Founders to execute their respective business plans (including ONB’s pending acquisitions of Founders, United Bancorp, Inc. and LSB Financial Corp.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in these materials and other factors identified in ONB’s Annual Report on Form 10-K and its other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this letter, and neither ONB nor Founders undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this letter.

‘About Old National’ FAQ (for internal use only)

Why did Old National seek this partnership?

Old National saw a tremendous opportunity to partner with a strong financial institution with a similar commitment to highly personalized client service and strong community engagement. As we began to explore the possibility of this partnership, the leadership teams from both companies quickly became convinced that the philosophy of Founders Bank & Trust and the quality service it provides is consistent with the Old National principles and vision. We are confident that this partnership represents a strong cultural and business fit, and we believe it will benefit your clients and the communities where you work and live.

What can you tell me about my employment with Old National? Will I remain employed beyond the conversion?

It’s simply too early in the process to make a determination about individual roles and positions. In the weeks ahead, we’ll continue to partner with the Founders leadership team to work through all the details of the integration and conversion process – including employment determinations. Throughout this process, we are committed to open, honest and frequent communication.

What is the anticipated timeline for closing and conversion?

The transaction is expected to close in first half of 2015, subject to required regulatory and shareholder approvals and customary closing conditions. We will communicate specific dates once they become available.

What are Old National Bank’s mission, vision and core values?

Our mission is to consistently exceed the expectations of our clients, employees and shareholders, and to be a bank that our clients embrace as their full-service financial partner for life. We work to achieve this by steadfastly adhering to a set of strategic imperatives and by never wavering from our core values: Integrity, Teamwork, Leadership, Community, Responsibility with Accountability, Bias for Action, Excellence and Diversity & Inclusion.

Strict adherence to these core values has led to Old National being named one of the World’s Most Ethical Companies for three consecutive years (2012-14) by the renowned Ethisphere Institute. Old National is the only U.S. financial institution awarded the “World’s Most Ethical” distinction in the banking category.

Old National has also received Ethics Inside Certification from Ethisphere for the past five years. This certification signifies that ONB possesses “a strong internal culture and institutional history of ethical and compliant behavior.”

Our vision is to be recognized in our communities as THE bank that builds long-term, highly valued relationships with our clients. These loyal relationships will be earned through the passionate commitment of our enthusiastic and energetic team of employees who provide unequalled client care and solutions. This commitment and focus on our clients and communities will result in consistent, quality earnings for our shareholders.

July 28, 2014

‘About Old National’ FAQ (for internal use only)

What are Old National’s strategic imperatives?

We operate under three strategic imperatives designed to move us toward our goal of being a high-performing institution:

1) Continue to strengthen our risk profile

2) Increase our management discipline

3) Provide consistent, quality earnings to our shareholders

Guided by these strategic imperatives, we focus on achieving sustainable, long-term growth through exceptional client service, active community engagement and a steady, fundamental approach to banking.

How does Old National encourage and empower community involvement?

Community involvement is encouraged and celebrated as a key component in achieving more for our clients, employees and shareholders. As a past recipient of the prestigious Points of Light Corporate Engagement Award for Excellence, Old National has a long-standing tradition of being actively engaged in the communities we serve. In 2013, Old National funded more than $3.2 million in grants and sponsorships, and our employees donated more than 94,000 total volunteer hours in support of more than 2,000 organizations. In addition, Old National encourages two hours per month of paid volunteer time.

Naturally, having a culture that embraces and empowers community engagement requires an organizational commitment to helping employees achieve an effective work/life balance. In 2013 and 2014, Old National earned the Work-Life Seal of Distinction from WorldatWork’s Alliance for Work-Life Progress, a recognition that celebrates employers who demonstrate leadership in helping employees achieve “success at work and in their personal lives.”

How do we approach client service?

Much like you do at Founders Bank & Trust, at Old National we take the time to get to know each client and understand their financial needs. This allows us to provide highly individualized solutions from a partnership perspective.

In every market we serve, an unwavering focus on passionate, personal client service is the cornerstone of our success and THE feature that differentiates Old National.

What other lines of business are part of the Old National family?

In addition to providing comprehensive retail, mortgage, commercial and business banking services, Old National serves the insurance, wealth management and investment needs of clients.

•	Old National Insurance specializes in retail property and casualty insurance, employee benefits plans and a variety of other services, including risk management and alternative risk programs.

July 28, 2014

‘About Old National’ FAQ (for internal use only)

•	Old National Wealth Management specializes in managing and maintaining the wealth of families, corporations and foundations with a one-on-one personal approach to growing client assets.

•	Old National Investments offers a broad spectrum of products and services, from individual investor services like estate planning, portfolio reviews and retirement strategies to institutional services like investment management and retirement and benefit plans.

How do Old National employees throughout our footprint remain connected?

At the point of conversion, you will have access to the Old National Intranet site which is an effective tool for sharing company and employee news, best practices and other important information on a daily basis. In addition, our Intranet features a wide variety of forms and tools, along with important benefits and recruitment information, educational opportunities made available by the Old National University training team, an interactive organizational chart and a Water Cooler bulletin board where employees can share information on a variety of topics.

Employees also have access to an email program that allows them to communicate internally and externally, and to send and receive appointments and track them via an electronic calendar.

In addition, Old National President & CEO Bob Jones keeps employees abreast of important events and announcements via email and occasional audio postings on the Intranet. Our employees are always free to “Ask Bob Anything” by sending an email message to a special “Ask Bob” email address that is accessible from the Intranet.

How does Old National encourage and empower career and personal development?

Employees are encouraged to continually expand their knowledge by attending classes offered by ONUniversity, our in-house training department. They also are empowered to pursue other approved educational opportunities. Available jobs within Old National are posted on the Intranet, and employees are encouraged to apply for any open position. Strong consideration is given to qualified internal candidates.

We also offer a variety of mentoring-based career development programs that provide opportunities for employees at every level of the company to gain the skills and insights needed to achieve personal and professional growth.

Quarterly feedback and annual reviews enable employees and their supervisors to establish development criteria and to engage in an ongoing, open dialogue about personal and career goals and opportunities for advancement. An annual “Pulse” survey allows employees to provide confidential feedback about a wide variety of issues, including internal communications, management performance and job satisfaction.

When can I expect to receive further information about benefits?

Old National is committed to providing all of our employees and their families with competitive benefits choices. A complete overview of benefits is available at our welcome site for new employees (www.oldnational.com/welcome). Once there, click on the Employee Information tab. You can expect to receive more detailed information in conjunction with benefits enrollment.

July 28, 2014

‘About Old National’ FAQ (for internal use only)

We recognize that many of you will have questions regarding Old National’s benefits options and coverages. Between now and closing, members of our Human Resources team will hold meetings with Founders Bank & Trust employees to explain the benefits offered and to answer questions.

How can I learn more about Old National?

As mentioned above, we’ve created a welcome site at www.oldnational.com/welcome. There you can review the Old National employee handbook and link to the complete Old National employee benefits site. You can also learn about key company programs and initiatives. In addition you can click on “Ask a Question” to email a confidential question to our Integration team or to Old National President and CEO Bob Jones.

You can also visit our corporate website – oldnational.com – where you’ll find a wide array of information, including a corporate profile and our corporate annual report, along with information related to our products and services, press releases, community involvement information, a banking center locator and much more.

July 28, 2014